UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation           CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                            24 UNDER THE PUBLIC UTILITY
                                              HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000, January 31, 2001 and December 19, 2001, in the above-referenced file. The Orders directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period April 1, 2002 through June 30, 2002. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.       SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         4,178 shares of SCANA common stock were issued in conjunction with the exercise of a like number of stock options which were exercised pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. No Options to purchase shares of SCANA Common Stock were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 169,818 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to the SCANA Investor Plus Plan and 321,397 shares of SCANA common stock were purchased in the open market and subsequently issued pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

          None

4.       SCANA guarantees issued during the quarter:

         SCANA issued a guarantee on June 25, 2002 to SCANA Services for the U.S. Bank Visa Corporate Card Program. The guarantee has no dollar limit and can be withdrawn by SCANA at any time.

         SCANA guarantees the South Carolina Generating Company, Inc. 7.78% Senior Secured Notes due December 31, 2011. This guarantee was reported in Release 35-27137 (February 14, 2000). This guarantee is valued at $41.5 million. A $3.7 million payment is made annually to reduce these Notes.

         In aggregate, the guarantees issued and outstanding by SCANA do not exceed $305 million as authorized in the Holding Company Act Release 35-27137 (February 14, 2000).

5. SCANA debt, Utility Subsidiary short-term debt and Public Service Company of North Carolina, Incorporated long-term debt issued during the quarter:

A.       SCANA debt issuances:
              None

              There was no short-term indebtedness of SCANA outstanding at any time during the period.

B.       Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:

              SCE&G's existing 364-Day Revolving Credit Agreement expired on June 18, 2002 and was replaced by a new 364-Day Revolving Credit Agreement that will expire on June 17, 2003. The principal amount of the credit agreement is $75 million in Promissory notes with the following persons:
              Bank of America, N. A.  - $17.5 million
              Wachovia Bank, National Association - $17.5 million
              The Bank of New York - $15 million
              Credit Suisse First Boston - $10 million
              Sun Trust Bank - $10 million
              KBC Bank N. V. - $5 million
              The applicable interest rates ranging from .375% to 1.500% will correspond to the Debt Rating of SCE&G.

              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $29.1 million, at interest rates ranging from 1.77% to 1.85%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $184.7 million.

              Public Service Company of North Carolina, Incorporated:

              There was no short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any time during the period.

              South Carolina Generating Company, Inc.:

              There was no short-term indebtedness of South Carolina Generating Company, Inc. outstanding at any time during the period.

C. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              None

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See items 5B and 5C above.

7.       Forms U-6B-2 filed with the Commission during the quarter:

         SCANA Corporation Form U-6B-2 filed May 23, 2002
         South Carolina Electric & Gas Company Form U-6B-2 filed June 28, 2002.

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the period ended June 30,
         2002).

         South Carolina Electric & Gas Company Balance Sheet (Incorporated by reference to the filing of South Carolina Electric & Gas Company on Form 10-Q for the period ended June 30, 2002).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Incorporated by reference to the filing of Public Service Company of North Carolina, Incorporated on Form 10-Q for the period ended June 30,
         2002).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         None

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                SCANA Corporation
                                       Registrant





                        by:     s/James E. Swan, IV
                                -------------------------------------

                                James E. Swan, IV
                                ------------------------------------
                                              (Name)

                                  Controller
                               --------------------------------------
                                         (Title)


Dated:  August 23, 2002